16004302

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to

Commission file number 1-5097

AVANZAR INTERIOR TECHNOLOGIES, LTD.
SAVINGS AND INVESTMENT 401(k) PLAN
(Title of Plan)

JOHNSON CONTROLS, INC.
5757 North Green Bay Avenue
Milwaukee, Wisconsin 53209

(Name and Address of Principal Executive Offices of Employer-Issuer)

AVANZAR INTERIOR TECHNOLOGIES, LTD.
SAVINGS AND INVESTMENT 401(k) PLAN

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
YEARS ENDED DECEMBER 31, 2015 AND 2014

AVANZAR INTERIOR TECHNOLOGIES, LTD.
SAVINGS AND INVESTMENT 401(k) PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
YEARS ENDED DECEMBER 31, 2015 AND 2014

Contents

*Note: Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income and Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the
Avanzar Interior Technologies, LTD. Savings and Investment 401(k) Plan:

We have audited the accompanying statement of net assets available for benefits of Avanzar Interior Technologies, LTD. Savings and Investment 401(k) Plan (the "Plan") as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the year ended December 31, 2015, and the related notes to the financial statements. Johnson Controls' management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Avanzar Interior Technologies, LTD. Savings and Investment 401(k) Plan as of December 31, 2015 and 2014, and the results of its changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule of Assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

Coleman & Williams, Ltd.

Milwaukee, WI
June 21, 2016

AVANZAR INTERIOR TECHNOLOGIES, LTD.
SAVINGS AND INVESTMENT 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2015	December 31, 2014
Assets		
Investments		
Investment in Master Trust at fair value	$ 9,733,491	$ 9,063,532
Investment in Master Trust at contract value	376,085	342,579
Total investments in Master Trust	10,109,576	9,406,111
Receivables		
Employer contributions	1,571,428	1,356,178
Participant contributions	9,977	18,156
Notes receivable from participants	999,803	984,260
	2,581,208	2,358,594
Net assets available for benefits	$ 12,690,784	$ 11,764,705

See the notes to the financial statements

AVANZAR INTERIOR TECHNOLOGIES, LTD.
SAVINGS AND INVESTMENT 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2015
Additions	
Additions to net assets attributed to:	
Investment income (loss):	
Net depreciation in fair value of investments	$ (595,071)
Other investment income	99,984
Interest on notes receivable from participants	31,730
	(463,357)
Contributions:	
Participants	1,169,703
Employer	1,571,427
	2,741,130
Total additions	2,277,773
Deductions	
Deductions from net assets attributed to:	
Distributions and withdrawals	1,273,406
Administrative expenses	43,695
Total deductions	1,317,101
Transfers to other plans, net	(34,593)
Net increase	926,079
Net assets available for benefits, beginning of year	11,764,705
Net assets available for benefits, end of year	$ 12,690,784

See the notes to the financial statements

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the Avanzar Interior Technologies, LTD. Savings and Investment 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description provided to all participants for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan adopted effective September 1, 2005 for participation by eligible employees of Avanzar Interior Technologies, LTD. (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan is administered by the Johnson Controls Employee Benefits Policy Committee appointed by the Company.

CONTRIBUTIONS

Participants can designate an amount up to twenty-five percent (25%) of their gross annual compensation as contributions, as defined by the Plan, of which the first six percent (6%) is eligible for the employer's matching contribution. Each eligible participant's pre-tax contribution may be matched at the discretion of the Company. Participants are also eligible for a non-matching contribution of three percent (3%) of gross wages. Participants may also contribute amounts representing distributions from other employers' qualified retirement plans.

Participant contributions are deposited in the investment funds of their choice. Participants may reallocate their account balances among the available investment funds at any time in increments of one percent (1%). However, participants can reallocate deposits out of the Fixed Income Fund no more than once each calendar quarter in order to maximize the rate of return for that fund.

Participants are immediately vested in their contributions plus actual earnings (losses) thereon. A participant's interest in employer contributions plus actual earnings (losses) thereon vest at the rate of twenty percent (20%) for each year of employment with the Company or any affiliated company, fully vesting after five years of credited service. A participant becomes fully vested on termination of service due to death, disability or retirement.

If employment terminates other than by reason of retirement, death or total and permanent disability and the participant is not reemployed by the Company or its affiliates within 72 months of that date, the participant's interest in the non-vested portion of the employer contributions is forfeited. The Company may apply any forfeited amounts to reduce future employer contributions to the Plan.

PAYMENT OF BENEFITS

On termination of service due to death, disability or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant's interest in his or her account. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Benefits are recorded when paid.

PARTICIPANT ACCOUNTS

Participant recordkeeping is performed by Fidelity Investments Institutional Retirement Services Company ("Fidelity").

As of December 31, 2015 and 2014, Plan assets of $974,732 and $1,102,318, respectively, have been allocated to the accounts of persons who are no longer active participants of the Plan, but who have not yet received distributions as of that date.

NOTES RECEIVABLE FROM PARTICIPANTS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or fifty percent (50%) of their account balance, whichever is less. Loans are subject to certain limitations based on the Plan document.

Only two loans per participant may be outstanding at any time. Each loan may be for a term up to five years. Regular payroll deductions are required to repay a loan. Each loan's interest rate is fixed at the prime rate at the beginning of the calendar quarter in which it is issued. Interest rates are 3.25%. At termination, participants may continue to make monthly loan payments until the balances of any loans are paid off.

The notes receivable from participants are measured at their unpaid principal balances plus accrued but unpaid interest. At the time of borrowing, the assets of the participant are sold proportionally to finance the loan. The loan is collateralized by the participant's assets in the Plan.

Should a participant fail to make a loan payment when due (including retirement or termination), the participant is given a grace period to cure the delinquency through the end of the calendar quarter following the calendar quarter in which the default arose. If the participant fails to cure the delinquency, a deemed distribution occurs in accordance with the provisions of the Plan document. The Plan has not made a provision for uncollectible loans as there are none.

There is no impact on the Johnson Controls, Inc. Savings and Investment Master Trust (the "Master Trust") (see Note 2) if a participant defaults on the loan.

ADMINISTRATIVE EXPENSES

Administrative expenses are paid by the Plan, as allowed by Plan provisions, with all remaining expenses paid by the Company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements of the Plan are prepared on the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

SAVINGS AND INVESTMENT MASTER TRUST

All investments and participant loans of the Plan are included under a master trust arrangement, the Master Trust, which is trusteed by Fidelity. All investments of the Master Trust, except the Fixed Income Fund, are stated at market value based on quoted market prices. The Fixed Income Fund, a stable value fund, contains wrap contracts which are stated at contract value. Contract value, as reported to the Plan by Fidelity, represents contributions made under the contract, plus interest at the contract rate, less participant withdrawals and administrative expenses.

The wrap contracts are designed to allow a stable value fund, such as the Fixed Income Fund, to maintain a constant net asset value (NAV) and to protect the fund in extreme circumstances. The wrap issuer agrees to pay the fund the difference between the contract value and the market value of the covered assets once the market value has been totally exhausted. Though relatively unlikely, this could happen if the fund experiences significant redemptions (redemption of most of the fund's shares) during a time when the market value of the fund's covered assets is below their contract value, and market value is ultimately reduced to zero. If that occurs, the wrap issuer agrees to pay the fund an amount sufficient to cover shareholder redemptions and certain other payments (such as fund expenses), provided that all of the terms of the wrap contract have been met. Purchasing wrap contracts is similar to buying insurance, in that the fund pays a relatively small amount to protect against a relatively unlikely event (the redemption of most of the shares of the fund). Fees the fund pays for wrap contracts are a component of the fund's expenses.

Wrap contracts accrue interest using a formula called the "crediting rate" which minimizes the difference between the market value and contract value of the covered assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the fund's current market value at the fund's current yield to maturity for a period equal to the fund's duration.

Crediting rates are reset quarterly. Although the crediting rate may be affected by many factors, including purchases and redemptions by shareholders, the wrap contracts provide a guarantee that the crediting rate will not fall below zero percent (0%).

The fund and the wrap contracts purchased by the fund are designed to pay all participant-initiated transactions at contract value. However, the wrap contracts limit the ability of the fund to transact at contract value upon the occurrence of certain events, which include, but are not limited to, the Plan's failure to qualify under Section 401(a) or Section 401(k) of the Internal Revenue Code (IRC), any substantive modification of the Plan or the administration of the Plan that is not consented to by the wrap issuer, complete or partial termination of the Plan, or any early retirement program, group termination, group layoff, facility closing or similar program. At this time, the occurrence of such an event is not probable.

A wrap issuer may terminate a wrap contract at any time. In the event that the market value of the fund's covered assets is below their contract value at the time of such termination, Fidelity may elect to keep the wrap contract in place until such time as the market value of the fund's covered assets is equal to their contract value. A wrap issuer may also terminate a wrap contract if Fidelity investment management authority over the fund is limited or terminated as well as if all of the terms of the wrap contract fail to be met. In the event that the market value of the fund's covered assets is below their contract value at the time of such termination, the terminating wrap provider would not be required to make a payment to the fund.

Investment income or loss of the Master Trust is allocated among the participants plans daily based on the plans' relative equity interests in each of the Master Trust's investment programs as of the beginning of the applicable day. Interest income and share price appreciation or depreciation are recorded daily by each of the applicable investment programs. Dividend income is recorded either quarterly or semi-annually, depending on the investment program.

The statements of financial position as of December 31, 2015 and 2014 and the statement of operations and changes in participating plans' equity for the year ended December 31, 2015 for the Master Trust are presented in Note 8.

The Plan's assets accounted for less than one percent (1%) of the assets held in the Master Trust at December 31, 2015 and 2014.

At December 31, 2015 and 2014, participant forfeitures of non-vested employer contributions of $150,590 and $158,699, respectively, related to the Plan, were in the Master Trust.

NEW ACCOUNTING PRONOUNCEMENTS

In July 2015, the FASB issued ASU 2015-12 "Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient" ("ASU 2015-12"). Only Parts I and II of ASU 2015-12 are applicable to the Plan. Part I of ASU 2015-12 eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts ("FBRICs") and provide certain disclosures. Part II of ASU 2015-12 eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. It also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics, and risks. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015. Plans may early adopt any of the three parts and Parts I and II are to be applied retrospectively.

The Plan elected early adoption of Parts I and II of ASU 2015-12. As a result of the retroactive application of Parts I and II, the Statements of Net Assets Available for Benefits have been retrospectively adjusted to report the Fixed Income Fund (see Note 3) at contract value within "Investment in Master Trust at contract value" and remove the "Adjustment from fair value to contract value for FBRICs." Upon adoption of ASU 2015-12 Part I, FBRICs are measured, presented, and disclosed only at contract value. While this reporting change did not impact our net assets available for benefits, certain prior period reclassifications have been made to conform to the current period presentation. Additionally, these Notes to Financial Statements have been retrospectively adjusted to reflect the simplifications permitted by ASU 2015-12 Part II. Part III is not applicable to this Plan.

DATE OF MANAGEMENT'S REVIEW

Management has evaluated subsequent events through June 21, 2016, the date which the financial statements were available to be issued.

NOTE 3 - FAIR AND CONTRACT VALUE MEASUREMENTS

ASC 820, "Fair Value Measurement," defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 also establishes a three-level fair value hierarchy that prioritizes information used in developing assumptions when pricing an asset or liability as follows:

Level 1: Observable inputs such as quoted prices in active markets;
Level 2: Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
Level 3: Unobservable inputs where there is little or no market data, which requires the reporting entity to develop its own assumptions.

ASC 820 requires the use of observable market data, when available, in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

The following table sets forth by level, within the fair value hierarchy, the Plan's investment assets at fair value and the contract value of FBRICs held in the plan's Fixed Income Fund as of December 31, 2015 and 2014:

	Investments at Fair Value as of December 31, 2015			
	Level 1	Level 2	Level 3	Total
Mutual Funds	$ 1,274,665	$ 6,150,771	$ —	$ 7,425,436
Common Stock Fund	1,900,597	—	—	1,900,597
Other Separate Accounts	407,458	—	—	407,458
Total investments at fair value	$ 3,582,720	$ 6,150,771	$ —	9,733,491
Fixed Income Fund at contract value				376,085
Total investments				$ 10,109,576

	Investments at Fair Value as of December 31, 2014			
	Level 1	Level 2	Level 3	Total
Mutual Funds	$ 1,210,177	$ 5,255,830	$ —	$ 6,466,007
Common Stock Fund	2,175,812	—	—	2,175,812
Other Separate Accounts	421,713	—	—	421,713
Total investments at fair value	$ 3,807,702	$ 5,255,830	$ —	9,063,532
Fixed Income Fund at contract value				342,579
Total investments				$ 9,406,111

Following is a description of the valuation methodologies used for assets measured at fair value:

Mutual Funds: The fair value for Mutual Funds is determined by direct quoted market prices. Mutual funds are open-ended investments that obtained proper registration from the Securities and Exchange Commission. The funds publish daily their NAV after the close of trading on regulated financial exchanges. The NAV represents the current market value of the fund's holdings after deducting the fund's liabilities. In the event a direct quoted market price is not available, the fair value of the fund holdings are determined by using pricing inputs that are either directly or indirectly observable and therefore classified as Level 2 assets.

Common Stock Fund: The fair value for the Johnson Controls Common Stock Fund is determined by indirect quoted market prices. The value of the fund is not published, but the investment manager reports daily the underlying holdings. The underlying holdings are direct quoted market prices on liquid and regulated financial exchanges. The fair value of the investments in the Johnson Controls Common Stock Fund reflects a unit value computed daily based on the share price and the value of the fund's short-term investments. At December 31, 2015 and 2014, the Plan held 163,986 units and 154,752 units, respectively, of the Johnson Controls Common Stock Fund at unit values of $11.59 and $14.06, respectively.

Other Separate Accounts: The fair value for Other Separate Accounts is determined by indirect quoted market prices. These investments are generally held in a commingled trust. The value of the trust is not published, but the investment manager reports daily the underlying holdings. The underlying holdings are direct quoted market prices on liquid and regulated financial exchanges.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The fair values of receivables approximate their carrying values.

The Fixed Income Fund is stated at contract value. The underlying investments/holdings are direct quoted market prices on regulated financial exchanges and their value is insured through a contract. Contract value, as reported to the Plan by Fidelity, represents contributions made under the contract, plus interest at the contract rate, less participant withdrawals and administrative expenses. Refer to Note 2 for further information regarding the Fixed Income Fund.

NOTE 4 - TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated November 9, 2009, that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or Department of Labor. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 5 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 6 - PARTY-IN-INTEREST TRANSACTIONS

Transactions involving the Johnson Controls Common Stock Fund, notes receivable from participants and the funds administered by Fidelity, trustee of the Plan, are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

NOTE 7 - RISKS AND UNCERTAINTIES

The Plan's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

NOTE 8 - JOHNSON CONTROLS, INC. SAVINGS AND INVESTMENT MASTER TRUST

The statements of financial position as of December 31, 2015 and 2014 and the statement of operations and changes in participating plans' equity for the year ended December 31, 2015 for the Master Trust are presented below.

JOHNSON CONTROLS, INC.
SAVINGS AND INVESTMENT MASTER TRUST
STATEMENTS OF FINANCIAL POSITION

	December 31,	
	2015	2014
Assets		
Investments at fair value as determined by quoted market price (direct):		
Mutual Funds	$ 2,656,356,477	$ 2,563,398,420
Investments at fair value as determined by quoted market price (indirect):		
Common Stock Fund	630,972,865	834,802,107
Other Separate Accounts	297,236,923	307,527,067
	928,209,788	1,142,329,174
Investments at contract value:		
Fixed Income Fund:		
At contract value	423,559,308	415,434,890
Notes receivable from participants	76,071,247	76,352,224
Net assets available for benefits	$ 4,084,196,820	$ 4,197,514,708

JOHNSON CONTROLS, INC.

SAVINGS AND INVESTMENT MASTER TRUST

STATEMENT OF OPERATIONS AND CHANGES IN PARTICIPATING PLANS' EQUITY

	Year Ended December 31, 2015
Additions	
Additions to net assets attributed to:	
Investment loss:	
Mutual Funds	$ (65,761,935)
Common Stock Fund	(134,896,271)
Other Separate Accounts	(4,967,817)
	(205,626,023)
Contributions:	
Participants	194,086,228
Employer	139,102,794
	333,189,022
Other investment income	66,786,902
Interest on notes receivable from participants	2,529,425
Total additions	196,879,326
Deductions	
Deductions from net assets attributed to:	
Participant withdrawals	472,676,867
Administrative fees	4,629,764
Total deductions	477,306,631
Net decrease prior to transfers from other plans	(280,427,305)
Transfers from other plans, net	167,109,417
Net decrease	(113,317,888)
Net assets available for benefits, beginning of year	4,197,514,708
Net assets available for benefits, end of year	$ 4,084,196,820

SUPPLEMENTAL SCHEDULE

AVANZAR INTERIOR TECHNOLOGIES, LTD. SAVINGS AND INVESTMENT 401(k) PLAN
SCHEDULE H, 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
PLAN #001, EIN: 20-1818668
DECEMBER 31, 2015

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Fidelity	Retirement Government Money Market Portfolio	**	$ 91,546
*	Fidelity	Low-Priced Stock Fund	**	52,168
*	Fidelity	Fixed Income Fund	**	376,085
	Metropolitan West	High Yield Bond Fund	**	3,494
	BlackRock	Midcap Equity Index	**	55,552
	BlackRock	S&P 500 Index	**	250,528
	BlackRock	EAFE Equity Index	**	52,096
	BlackRock	U.S. Debt Index	**	83,325
	BlackRock	Lifepath Retirement	**	454,048
	BlackRock	Lifepath 2020	**	448,474
	BlackRock	Lifepath 2025	**	1,158,105
	BlackRock	Lifepath 2030	**	962,039
	BlackRock	Lifepath 2035	**	764,735
	BlackRock	Lifepath 2040	**	728,201
	BlackRock	Lifepath 2045	**	709,647
	BlackRock	Lifepath 2050	**	627,390
	BlackRock	Lifepath 2055	**	272,106
	BlackRock	Lifepath 2060	**	26,026
	Vanguard	Windsor II Fund	**	77,496
	Templeton	Global Bond Adv.	**	42,622
	Vanguard	Primecap Adm Fund	**	269,976
	JP Morgan	Mid Cap Value Fund	**	249,242
	Invesco	Small Cap Growth	**	67,220
	Dodge & Cox	International Stock	**	31,570
	Thompson, Siegel & Walmsley	Small Cap Value Fund	**	80,296
	Artisan Partners	Mid-Cap Growth Fund	**	234,709
	MFS	International Growth Equity	**	40,283
*	Johnson Controls	Common Stock Fund	**	1,900,597
	Total investments			10,109,576
*	Participant Loans	3.25%		999,803
	Total investments and participant loans			$ 11,109,379

* Represents a party-in-interest

** Cost basis omitted for participant directed investments

AVANZAR INTERIOR TECHNOLOGIES, LTD.
SAVINGS AND INVESTMENT 401(k) PLAN
SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Johnson Controls, Inc. Employee Benefit Policy Committee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AVANZAR INTERIOR TECHNOLOGIES, LTD. SAVINGS AND INVESTMENT 401(k) PLAN

By:

Brian J. Stief
Executive Vice President and Chief Financial Officer
JOHNSON CONTROLS, INC.

June 21, 2016

AVANZAR INTERIOR TECHNOLOGIES, LTD.
SAVINGS AND INVESTMENT 401(k) PLAN
INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator of the
Avanzar Interior Technologies, LTD. Savings and Investment 401(k) Plan:

We consent to incorporation by reference in the Registration Statement No. 333-173326 on Form S-8 of Johnson Controls, Inc. of our report dated June 21, 2016, relating to the statements of net assets available for benefits of the Avanzar Interior Technologies, LTD. Savings and Investment 401(k) Plan as of December 31, 2015 and 2014, the related statement of changes in net assets available for benefits for the year ended December 31, 2015, and the related supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2015, which appears in the December 31, 2015 annual report on Form 11-K of the Avanzar Interior Technologies, LTD. Savings and Investment 401(k) Plan.

Coleman & Williams, Ltd.

Milwaukee, Wisconsin
June 21, 2016